SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Unaudited Interim Condensed

Consolidated Financial Statements

GOL Linhas Aéreas Inteligentes S.A.

March 31, 2023

Gol Linhas Aéreas Inteligentes S.A.

Unaudited interim condensed consolidated financial statements

March 31, 2023

Consolidated statements of financial position March 31, 2023 and December 31, 2022 (In thousands of Reais - R$)

Assets	Note	March 31, 2023	December 31, 2022

Current assets
Cash and cash equivalents	6	286,455	169,035
Financial investments	7	500,875	404,113
Trade receivables	8	1,036,653	887,734
Inventories	9	408,745	438,865
Deposits	10	319,303	380,267
Advance to suppliers and third parties	11	323,718	302,658
Recoverable taxes	12	156,494	195,175
Derivative assets	31.1	5,783	16,250
Other credits and amounts		241,151	199,446
Total current assets		3,279,177	2,993,543

Non-current assets
Financial investments	7	18,350	19,305
Deposits	10	2,279,993	2,279,503
Advance to suppliers and third parties	11	80,203	49,698
Recoverable taxes	12	37,044	53,107
Derivative assets	31.1	4,682	13,006
Deferred taxes	13	76,404	77,251
Other credits and amounts		12,277	33,187
Property, plant and equipment	14	9,340,580	9,588,696
Intangible assets	15	1,865,148	1,862,989
Total non-current assets		13,714,681	13,976,742

Total		16,993,858	16,970,285

       Statements of financial position

 The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

3

Consolidated statements of financial position March 31, 2023 and December 31, 2022 (In thousands of Reais - R$)

Liabilities and equity (deficit)	Note	March 31, 2023	December 31, 2022

Current liabilities
Loans and financing	16	1,281,934	1,126,629
Leases	17	1,860,634	1,948,258
Suppliers	18	2,236,957	2,274,503
Suppliers – factoring	19	30,112	29,941
Salaries, wages and benefits		633,648	600,451
Taxes payable	20	167,071	258,811
Landing fees		1,305,951	1,173,158
Advance ticket sales	21	3,128,610	3,502,556
Mileage program	22	1,617,679	1,576,849
Advances from customers		494,247	354,904
Provisions	23	694,363	634,820
Derivatives liabilities	31.1	325	519
Other liabilities		385,641	379,848
Total current liabilities		13,837,172	13,861,247

Non-current liabilities
Loans and financing	16	11,112,795	10,858,262
Leases	17	8,642,946	9,258,701
Suppliers	18	96,917	45,451
Salaries, wages and benefits		400,077	285,736
Taxes payable	20	285,640	265,112
Landing fees		200,958	218,459
Mileage program	22	251,679	292,455
Provisions	23	2,876,581	2,894,983
Derivatives liabilities	31.1	-	17
Deferred taxes	13	45,045	36,354
Other liabilities		284,791	312,323
Total non-current liabilities		24,197,429	24,467,853

Equity (deficit)
Capital stock	24.1	4,040,397	4,040,397
Treasury shares	24.2	(34,635)	(38,910)
Capital reserves		797,167	1,178,568
Equity valuation adjustments		(694,816)	(770,489)
Accumulated losses		(25,148,856)	(25,768,381)
Total deficit		(21,040,743)	(21,358,815)

Total liabilities and deficit		16,993,858	16,970,285

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

4

Consolidated statements of operations Three-month periods ended on March 31, 2023 and 2022 (In thousands of Reais - R$, except Basic and Diluted income (loss) per share)

Consolidated statements of operations
	Note	March 31, 2023	March 31, 2022
Net revenue
Passenger		4,536,612	3,011,802
Mileage program, cargo and other		383,583	208,650
Total net revenue	28	4,920,195	3,220,452

Salaries, wages and benefits		(583,530)	(581,316)
Aircraft fuel		(1,766,810)	(1,205,675)
Landing fees		(235,318)	(165,577)
Aircraft, traffic and mileage servicing		(239,921)	(186,370)
Passenger service expenses		(277,057)	(190,269)
Sales and marketing		(225,820)	(164,693)
Maintenance, materials and repairs		(273,068)	(189,998)
Depreciation and amortization		(396,748)	(397,549)
Other income (expenses), net		(125,428)	(61,864)
Total operating costs and expenses		(4,123,700)	(3,143,311)

Income before financial income (expenses), exchange rate variation, net and income tax and social contribution		796,495	77,141

Financial income (expenses)
Financial income	29	279,717	18,256
Financial expenses	29	(954,252)	(756,608)
Derivative financial instruments	29	(1,591)	(5,666)
Total financial income (expenses)		(676,126)	(744,018)

Loss (income) before exchange rate variation, net and income tax and social contribution		120,369	(666,877)

Monetary and foreign exchange rate variation, net	29	516,814	3,404,882

Income before income tax and social contribution		637,183	2,738,005

Income tax and social contribution
Current		(8,180)	(124,976)
Deferred		(9,478)	(5,444)
Total taxes loss	13	(17,658)	(130,420)

Income for the period		619,525	2,607,585

Basic income per share	25
Per common share		0.042	0.188
Per preferred share		1.484	6.607

Diluted income per share	25
Per common share		0.042	0.188
Per preferred share		1.481	6.569

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

5

Consolidated statements of comprehensive income (loss) Three-month period ended on March 31, 2023 and 2022 (In thousands of Reais - R$)

Statement of comprehensive income
	March 31, 2023	March 31, 2022

Income for the period	619,525	2,607,585

Other comprehensive (loss) income – items that are or may be reclassified subsequently to profit or loss

Cash flow hedge, net of income tax and social contribution	82,812	314,169
Cumulative adjustment of conversion into subsidiaries	(7,139)	(777)
	75,673	313,392

Total comprehensive income for the period	695,198	2,920,977

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

6

Consolidated statements of changes in equity Three-month periods ended on March 31, 2023 and 2022 (In thousands of Reais - R$)

				Capital reserves			Equity valuation adjustments
	Capital stock	Advances for future capital increase	Treasury shares	Premium on transfer of shares	Special premium reserve of subsidiary	Share- based payments	Cash flow hedge reserve	Post-employment benefits	Cumulative adjustment of conversion into subsidiaries	Effects from changes in the equity investments	Accumulated losses	Total
Balances as of December 31, 2021	4,039,112	3	(41,514)	11,020	83,229	114,462	(918,801)	14,855	1,032	(150,168)	(24,206,908)	(21,053,678)
Other comprehensive income (loss), net	-	-	-	-	-	-	314,169	-	(777)	-	-	313,392
Net income for the period	-	-	-	-	-	-	-	-	-	-	2,607,585	2,607,585
Total comprehensive income (loss) for the period	-	-	-	-	-	-	314,169	-	(777)	-	2,607,585	2,920,977
Share-based payments expense	-	-	-	-	-	5,235	-	-	-	-	-	5,235
Treasury shares transferred	-	-	966	(502)	-	(464)	-	-	-	-	-	-
Stock options exercised	352	(3)	-	-	-	-	-	-	-	-	-	349
Balances as of March 31, 2022	4,039,464	-	(40,548)	10,518	83,229	119,233	(604,632)	14,855	255	(150,168)	(21,599,323)	(18,127,117)

Balances as of December 31, 2022	4,040,397	-	(38,910)	955,744	83,229	139,595	(613,353)	(2,659)	(4,309)	(150,168)	(25,768,381)	(21,358,815)
Other comprehensive income (loss), net	-	-	-	-	-	-	82,812	-	(7,139)	-	-	75,673
Net income for the period	-	-	-	-	-	-	-	-	-	-	619,525	619,525
Total comprehensive income (loss) for the period	-	-	-	-	-	-	82,812	-	(7,139)	-	619,525	695,198
Share-based payments expense	-	-	-	-	-	3,225	-	-	-	-	-	3,225
Fair value result in transaction with controlling shareholder (Note 16.1.4)	-	-	-	(380,351)	-	-	-	-	-	-	-	(380,351)
Treasury shares transferred	-	-	4,275	(3,508)	-	(767)	-	-	-	-	-	-
Balances as of March 31, 2023	4,040,397	-	(34,635)	571,885	83,229	142,053	(530,541)	(2,659)	(11,448)	(150,168)	(25,148,856)	(21,040,743)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

7

Consolidated statements of cash flows Three-month period ended on March 31, 2023 and 2022 (In thousands of Reais - R$)

	March 31, 2023	March 31, 2022

Income for the period	619,525	2,607,585
Adjustments to reconcile the net loss to cash generated from operating activities
Depreciation – aeronautical ROU	225,703	225,703
Depreciation and amortization – others	171,045	171,045
Allowance for expected loss on trade receivables	1,494	1,494
Provision for inventory obsolescence	73	73
Provision for maintenance deposit and reserve	-	-
Provision for losses on advance to suppliers and third parties	(3,488)	(3,488)
Adjustment to present value of provision for aircraft return	49,869	49,869
Deferred taxes	9,478	9,478
Loss with write-off of property, plant and equipment and intangible assets	12,751	1,345
Sale-leaseback gains	-	(55,491)
Amendment of contractual term	(68,084)	-
Recognition of provisions and contingencies	162,678	172,502
Foreign exchange and monetary variation, net	(409,571)	(3,327,120)
Interest, costs, discounts and premiums on loans and financing and leases	681,933	525,121
Discount on bond repurchase	(230,275)	-
Result of derivatives recognized in profit or loss	(46,496)	34,457
Share-based payments	3,225	5,235
Other provisions	(9,243)	4,047
Adjusted net income	1,170,617	461,928

Changes in operating assets and liabilities:
Financial investments	(131,928)	(23,696)
Trade receivables	(151,946)	(113,501)
Inventories	30,047	(23,784)
Deposits	(15,833)	(52,098)
Advance to suppliers and third parties	(48,077)	(22,740)
Recoverable taxes	54,744	(17,689)
Variable and short-term leases	5,644	(5,106)
Suppliers	(108,726)	101,236
Suppliers – factoring	171	(12,947)
Salaries, wages and benefits	147,538	95,576
Taxes obligation	(71,212)	235,975
Landing fees	115,292	96,548
Advance from ticket sales	(373,946)	82,359
Mileage program	54	65,681
Advances from customers	139,343	(149,755)
Provisions	(102,905)	(61,954)
Derivatives	3,935	(5,369)
Other assets and liabilities, net	(41,792)	(34,737)
Interest paid	(309,718)	(192,068)
Income tax and social contribution paid	-	(376)
Net cash flows from operating activities	311,302	423,483

Advances for property, plant and equipment acquisition, net	(5,010)	(39,517)
Acquisition of property, plant and equipment	(150,007)	(175,546)
Sale-leaseback transactions received	-	69,819
Acquisition of intangible assets	(22,311)	(49,032)
Net cash flows used in investing activities	(177,328)	(194,276)

8

Consolidated statements of cash flows Three-month period ended on March 31, 2023 and 2022 (In thousands of Reais - R$)

	March 31, 2023	March 31, 2022
Loans and financing funding	736,745	-
Loans and financing payments	(101,748)	(34,067)
Payments of leases liabilities – aeronautical ROU	(628,516)	(525,130)
Payments of leases liabilities – others	(10,453)	(2,890)
Capital increase	-	349
Net cash flows used in financing activities	(3,972)	(561,738)

Foreign exchange variation on cash held in foreign currencies	(12,582)	(18,491)

Increase (Decrease) in cash and cash equivalents	117,420	(351,022)

Cash and cash equivalents at the beginning of the year	169,035	486,258
Cash and cash equivalents at the end of the period	286,455	135,236

The transactions that don’t affect cash and cash equivalents are presented in Note 32 of these unaudited interim condensed consolidated financial statements.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

9

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

V

1.	Operating context

Gol Linhas Aéreas Inteligentes S.A. (“Company” or “GOL”) is a limited liability company incorporated on March 12, 2004 under Brazilian laws. The Company’s bylaws states that the corporate purpose is exercising the equity control of GOL Linhas Aéreas S.A. (“GLA”), which provides scheduled and non-scheduled air transportation services for passengers and cargo, maintenance services for aircraft and components, develops frequent-flyer programs, among others.

The Company’s shares are traded on B3 S.A. - Brasil, Bolsa, Balcão (“B3”) and on the New York Stock Exchange (“NYSE”) under the ticker GOLL4 and GOL, respectively. The Company adopts B3’s Special Corporate Governance Practices Level 2 and is part of the Special Corporate Governance (“IGC”) and Special Tag Along (“ITAG”) indexes, created to distinguish companies that commit to special corporate governance practices.

The Company’s official headquarters are located at Praça Comandante Linneu Gomes, s/n, portaria 3, prédio 24, Jardim Aeroporto, São Paulo, Brazil.

1.1.	Corporate structure

The corporate structure of the company and its subsidiaries, on March 31, 2023, is shown below:

10

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

The Company's equity interest in the capital stock of its subsidiaries, on March 31, 2023, is presented below:

Entity	Incorporation Date	Location	Principal activity	Type of control	% of interest in the capital stock in the capital stock
					March 31, 2023	December 31, 2022
GAC	March 23, 2006	Cayman Islands	Aircraft acquisition	Direct	100.00	100.00
Gol Finance Inc.	March 16, 2006	Cayman Islands	Fundraising	Direct	100.00	100.00
Gol Finance	June 21, 2013	Luxembourg	Fundraising	Direct	100.00	100.00
GLA	April 9, 2007	Brazil	Flight transportation	Direct	100.00	100.00
GTX	February 8, 2021	Brazil	Equity investments	Direct	100.00	100.00
Smiles Fidelidade	February 6, 2023	Brazil	Loyalty program	Indirect	100.00	-
Smiles Viagens	August 10, 2017	Brazil	Tourism agency	Indirect	100.00	100.00
Smiles Fidelidade Argentina (a)	November 7, 2018	Argentina	Loyalty program	Indirect	100.00	100.00
Smiles Viajes y Turismo (a)	November 20, 2018	Argentina	Tourism agency	Indirect	100.00	100.00
AirFim	November 7, 2003	Brazil	Investment fund	Indirect	100.00	100.00
Fundo Sorriso	July 14, 2014	Brazil	Investment fund	Indirect	100.00	100.00
(a)	Companies with functional currency in Argentine pesos (ARS).

The subsidiaries GAC Inc., GOL Finance and GOL Finance Inc. are entities created for the specific purpose of continuing financial operations and related to the Company's fleet. They do not have their own governing body and decision-making autonomy. Therefore, their assets and liabilities are consolidated in the parent company.

GTX S.A., direct subsidiary by the Company, is pre-operational and its corporate purpose is to manage its own assets and have an interest in the capital of other companies.

Smiles Fidelidade has as purpose the development and management of a customer loyalty program, whether own or third-party; the sale of rights to redeem prizes within the scope of the customer loyalty program; the provision of tourism services in general, among others.

Smiles Viagens e Turismo S.A. (“Smiles Viagens”), has as main purpose intermediating travel organization services by booking or selling airline tickets, accommodation, tours, among others. The subsidiaries Smiles Fidelidade Argentina and Smiles Viajes Y Turismo S.A., both headquartered in Buenos Aires, Argentina, have the purpose to promote Smiles Program’s operations and the sale of airline tickets in this country.

The investment funds Airfim and Fundo Sorriso, controlled by GLA, have the characteristic of an exclusive fund and act as an extension to carry out operations with derivatives and financial investments, so that the Company consolidates the assets and liabilities of these funds.

1.2.	Capital structure and net working capital

On March 31, 2023, the net working capital is negative by R$10,557,995 (negative by R$ 10,867,704 on December 31, 2022) and negative equity of R$21,040,743 (negative by R$21,358,815 on December 31, 2022).

The observed variation is mainly due to the following factors:

•	the Company's operating result for the period, with a 11.0% increase in the supply, measured by ASK, and a 2.3 percentage point increase in the occupancy rate compared to the same period of the previous year;
•	the Company's profit for the period, impacted by the appreciation of the Brazilian real against the US dollar; and
•	an increase in the Company's total liquidity and gain obtained as a result of a refinancing transaction with the controlling shareholder, described in accompanying note 1.4.
11

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

The Company is highly sensitive to the macroeconomic scenario and Brazilian Real’s volatility, as approximately 94.0% of the indebtedness (loans and financing and leases) is linked to US dollars (“US$”) and 51.9% of costs are also linked to US dollars, while the capacity to adjust ticket prices charged to its customers in order to offset the U.S. dollar appreciation is dependent on capacity (offer) and ticket prices practiced by the competitors.

Over the past five years, Management has taken many measures to adapt the size of its fleet to demand, matching the supply of seats to demand and thus keeping high load factors, reducing costs and adjusting its capital structure.

Our unaudited interim condensed consolidated financial statements have been prepared on an accounting base of continuity, which includes the continuity of operations, realization of assets and compliance with liabilities and commitments in the usual course of business, in compliance with the business plan prepared by Management, reviewed and approved, by GOL's Board of Directors.

Although there is still significant uncertainty about how long it will take for the airline industry to recover, and this leads to a material uncertainty about our ability to remain in operation, on March 31, 2023, the unaudited interim condensed consolidated financial statements do not include any adjustments that may result from the inability to continue operating.

1.3.	Landmark cargo and logistics services agreement

In April 2022, the Company signed a 10-year cargo service agreement with Mercado Livre. This agreement provides for a dedicated cargo fleet with 6 (six) Boeing 737-800 BCFs, allowing including another 6 cargo aircraft by 2025. During the three-month period ended March 31, 2023, the Company received 1 cargo aircraft, totaling 3 cargo aircraft in operation on this date.

GOL's agreement with Mercado Livre is part of the Company's investment to meet the needs of the growing Brazilian e-commerce market. As a result, the Company plans to expand its services and significantly increase the available cargo carrying capacity in tons in 2023 to generate additional revenue.

1.4.	Agreement between the Controlling Shareholder and Main investors of Avianca

In May, 2022, the Company announced that its controlling shareholder, MOBI Fundo de Investimento em Ações Investimento no Exterior (“MOBI FIA”), had entered into a Master Contribution Agreement with the main shareholders of Investment Vehicle 1 Limited (“Avianca Holding”).

Under the terms of the Master Contribution Agreement, MOBI FIA was required to contribute its shares in GOL, and the main investors of Avianca Holding were required to contribute their shares in Avianca Holding to Abra Group Limited (“Abra”), a privately held company, incorporated under the laws of England and Wales. Additionally, the parties agreed to enter into a Shareholders' Agreement to govern their rights and obligations as shareholders of Abra.

GOL and Avianca will continue to operate independently and maintain their respective brands and cultures.

12

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

1.5.	MAP Transportes Aéreos

In June, 2021, GOL signed an agreement to acquire MAP Transportes Aéreos Ltda., a domestic Brazilian airline with routes to regional destinations from Congonhas Airport in São Paulo, considering the Company's commitment to expand the air transportation demand and rationally consolidate in the domestic market as the country's economy recovers from Covid-19.

In December, 2021, through SG Order 1929/2021, the Administrative Council for Economic Defense (CADE) approved the operation without restrictions. The conclusion of the transaction is subject to other precedent conditions, which have not yet been fulfilled. Therefore, on March 31, 2023, there are no impacts on the unaudited interim condensed consolidated financial statements.

MAP may be acquired for R$28 million to be paid only after meeting all precedent conditions, through 100,000 preferred shares (GOLL4) at R$28.00 per share and R$25 million in cash in 24 monthly installments, with the assumption of up to R$100 million in MAP's financial commitments. On March 31, 2023, these conditions have not yet been finalized.

2.	Management’s statement, basis for preparing and presenting the unaudited interim condensed consolidated financial statements

The Company’s unaudited interim condensed consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

The Company’s unaudited interim condensed consolidated financial statements were prepared using the Brazilian Real (“R$”) as the functional and presentation currency. Figures are expressed in thousands of Brazilian reais, except when stated otherwise. The items disclosed in foreign currencies are duly identified, when applicable.

The preparation of the Company’s unaudited interim condensed consolidated financial statements requires Management to make judgments, use estimates, and adopt assumptions affecting the stated amounts of revenues, expenses, assets, and liabilities. However, the uncertainty inherent in these judgments, assumptions, and estimates could give rise to results that require a material adjustment of the book value of certain assets and liabilities in future periods.

The Company is continually reviewing its judgments, estimates, and assumptions.

Management, when preparing these unaudited interim condensed consolidated financial statements, used the following disclosure criteria, considering regulatory aspects and the relevance of the transactions to understand the changes in the Company’s economic and financial position and its performance since the end of the fiscal year ended December 31, 2022, as well as the update of relevant information included in the annual financial statements related to the year ended December 31, 2022 disclosed on March 21, 2023.

13

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

Management confirms that all the material information in these unaudited interim condensed consolidated financial statements are being demonstrated and corresponds to the information used by Management in the development of its business management activities.

The unaudited interim condensed consolidated financial statements have been prepared based on historical cost, with the exception of the following material items recognized in the statements of financial positions:

•      cash, cash equivalents and financial investments measured at fair value;

•      derivative financial instruments measured at fair value; and

•      investments accounted for using the equity method.

The Company’s unaudited interim condensed consolidated financial statements for the three-month period ended March 31, 2023, has been prepared assuming that it will continue as a going concern, realizing assets and settling liabilities in the normal course of business, as per Note 1.2.

3.	Approval of unaudited interim condensed consolidated financial statements

The approval and authorization for the issuance of these unaudited interim condensed consolidated financial statements took place at the Board of Directors’ meeting held on April 25, 2023.

4.	Summary of significant accounting practices

The unaudited interim condensed consolidated financial statements were prepared based on policies, accounting practices and estimate calculation methods adopted and presented in detail in the annual financial statements related to the year ended December 31, 2022, issued on March 21, 2023.

4.1.	New accounting standards and pronouncements adopted in the period

The following amendments to accounting standards became effective for periods beginning after January 1, 2023:

•      Definition of accounting estimates (Amendments to IAS 8);

•      Disclosure of accounting policies (Amendments to IAS 1 and IFRS Practice Statement 2);

•      Deferred Taxes related to Assets and Liabilities arising from a Simple Transaction (Amendments to IAS 12);

These changes did not impact the Company's quarterly information. Additionally, in the period ended March 31, 2023, no new standards or pronouncements were published which are expected to impact the Company's quarterly information. Finally, the Company did not opt for the early adoption of standards or pronouncements.

4.2.	Transactions in foreign currency

Foreign currency transactions are recorded at the exchange rate change prevailing on the date on which the transactions take place. Monetary assets and liabilities designated in foreign currency are calculated based on the exchange rate change on the balance sheet date. Any difference resulting from the translation of currencies is recorded under the item “Monetary and foreign exchange rate variation, net” in the statement of operations.

The exchange rate changes in reais in effect on the base date of these unaudited interim condensed consolidated financial statements are as follows:

14

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

	Final Rate		Average Rate
	March 31, 2023	December 31, 2022	March 31, 2023	March 31, 2022
U.S. Dollar	5.0804	5.2177	5.2179	4.9769
Argentinian Peso	0.0243	0.0295	0.0257	0.0455

5.	Seasonality

Under normal economic and social conditions, the Company expects revenues and operating income (expense) from its flights to be at their highest levels in the summer and winter vacation periods, in January and July, respectively, and during the last weeks of December and in the year-end holiday period. Given the high proportion of fixed costs, this seasonality tends to drive changes in operating income (expense) across the fiscal-year quarters.

6.	Cash and cash equivalents

	March 31, 2023	December 31, 2022
Cash and bank deposits	261,404	121,660
Cash equivalents	25,051	47,375
Total	286,455	169,035

The breakdown of cash equivalents is as follows:

	March 31, 2023	December 31, 2022
Local currency
Private bonds	16	10
Automatic deposits	25,010	47,334
Total local currency	25,026	47,344

Foreign currency
Private bonds	25	31
Total foreign currency	25	31

Total	25,051	47,375

7.	Financial investments

	Weighted average rate (p.a.)	March 31, 2023	December 31, 2022
Local currency
Government bonds	100.7% do CDI	3,996	3,880
Private bonds	98.1% do CDI	241,555	253,386
Investment funds	78.1% do CDI	10,585	10,576
Total local currency		256,136	267,842

Foreign currency
Investment funds	20%	263,089	155,576
Total foreign currency		263,089	155,576

Total		519,225	423,418

Current		500,875	404,113
Non-current		18,350	19,305

Of the total amount recorded on March 31, 2023, R$244,978 (R$266,553 on December 31, 2022), refer to investments used as guarantees linked to deposits for lease operations, derivative financial instruments, lawsuits and loans and financing.

15

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)
8.	Trade receivables

	March 31, 2023	December 31, 2022
Local currency
Credit card administrators	267,954	287,754
Travel agencies	398,991	317,487
Cargo agencies	51,058	45,986
Airline partner companies	10,753	12,465
Other	52,267	31,477
Total local currency	781,023	695,169

Foreign currency
Credit card administrators	110,222	80,812
Travel agencies	116,020	83,517
Cargo agencies	1,275	968
Airline partner companies	25,500	33,075
Other	26,655	16,741
Total foreign currency	279,672	215,113

Total gross	1,060,695	910,282

Allowance for expected loss on trade receivables	(24,042)	(22,548)

Total	1,036,653	887,734

The aging list of trade receivables, net of allowance for expected loss on trade receivables accounts, is as follows:

	March 31, 2023	December 31, 2022
Not yet due
Until 30 days	719,582	722,923
31 to 60 days	103,804	48,923
61 to 90 days	25,205	16,681
91 to 180 days	52,984	381
181 to 360 days	23,894	23,590
Above 360 days	524	7
Total not yet due	925,993	812,505

Overdue
Until 30 days	58,901	46,856
31 to 60 days	9,434	9,321
61 to 90 days	16,766	3,383
91 to 180 days	11,475	9,845
181 to 360 days	14,036	2,598
Above 360 days	48	3,226
Total overdue	110,660	75,229

Total	1,036,653	887,734

The changes in an expected loss on trade receivables are as follows:

March 31, 2023
Balance at the beginning of the year	(22,548)
(Additions) Reversals	(1,494)
Balances at the end of the period	(24,042)

16

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

9.	Inventories

	March 31, 2023	December 31, 2022
Consumables	30,425	26,494
Parts and maintenance materials	339,330	365,659
Advances to suppliers	38,990	46,712
Total	408,745	438,865

The changes in the provision for obsolescence are as follows:

March 31, 2023
Balances at the beginning of the year	(9,611)
Additions	(73)
Write-offs	196
Balances at the end of the period	(9,488)

10.	Deposits

	March 31, 2023	December 31, 2022
Maintenance deposits	1,067,025	1,134,389
Court deposits	615,674	591,177
Deposit in guarantee for lease agreements	916,597	934,204
Total	2,599,296	2,659,770

Current	319,303	380,267
Non-current	2,279,993	2,279,503

10.1.	Maintenance deposits

The Company makes deposits in U.S. dollars for the maintenance of aircraft and engines, which will be used in future events as established in certain lease agreements. The Company has the right to choose to carry out the maintenance internally or through its suppliers.

Maintenance deposits do not exempt the Company, as a lessee, from contractual obligations related to the maintenance or the risk associated with operating activities. The Company has the right to choose to perform maintenance internally or through its suppliers. These deposits can be replaced by bank guarantees or letters of credit (SBLC - stand by letter of credit) as according to the conditions established in the aircraft lease. These letters can be executed by the lessors if the maintenance of the aircraft and engines does not occur according to the review schedule. On March 31, 2023, no letters of credit had been executed against the Company.

The Company has two categories of maintenance deposits:

•	Maintenance guarantee: refers to one-time deposits that are refunded at the end of the lease, and can also be used in maintenance events, depending on negotiations with lessors. The balance of these deposits on March 31, 2023 was R$199,735 (R$231,222 on December 31, 2022).

•	Maintenance reserve: refers to amounts paid monthly based on the use of components and can be used in maintenance events as set by an agreement. On March 31, 2023, the balance referring to such reserves was R$867,290 (R$903,167 on December 31, 2022).

17

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)
10.2.	Court deposits

Court deposits and blocks represent guarantees of tax, civil and labor lawsuits, kept in court until the resolution of the disputes to which they are related. Part of the court deposits refers to civil and labor lawsuits arising from succession requests in lawsuits filed against Varig S.A. or also labor lawsuits filed by employees who do not belong to GLA or any related party. Considering that Management does not believe that the Company is legally responsible for such claims and the release of the court deposits has been claimed.

10.3.	Deposits in guarantee for leases agreements

As required by the lease agreements, the Company makes guarantee deposits (in U.S. dollars) to the leasing companies, which can be redeemed if replaced by other bank guarantees or fully redeemed at maturity.

11.	Advance to suppliers and third parties

	March 31, 2023	December 31, 2022
Advance to domestic suppliers	281,787	227,036
Advance to international suppliers	62,861	65,141
Advance for materials and repairs	59,273	60,179
Total	403,921	352,356

Current	323,718	302,658
Non-current	80,203	49,698

12.	Recoverable taxes

	March 31, 2023	December 31, 2022
IRPJ and CSLL prepayments	51,245	36,249
PIS and COFINS to recover	121,786	187,322
Value added tax (VAT) abroad	8,037	6,037
Other	12,470	18,674
Total	193,538	248,282

Current	156,494	195,175
Non-current	37,044	53,107

18

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)
13.	Deferred taxes

13.1.	Deferred tax assets (liabilities)

The positions of deferred assets and liabilities are presented below and comply with the enforceable offset legal rights that consider taxes levied by the same tax authority under the same tax entity.

	December 31, 2022	Statement of operations	Shareholders’ Equity(*)	March 31, 2023
Deferred taxes assets (liabilities) – GOL and Smiles Argentina
Income tax losses carry forward	54,919	-	-	54,919
Negative basis of social contribution	19,770	-	-	19,770
Temporary differences:
Allowance for expected loss on trade receivables and other credits	2,174	(341)	-	1,833
Provision for legal proceedings and tax liabilities	45	(426)	-	(381)
Others	343	(20)	(60)	263
Total deferred taxes – assets	77,251	(787)	(60)	76,404
Deferred taxes assets (liabilities) – GLA

Temporary differences:
Slots	(353,226)	-	-	(353,226)
Depreciation of engines and parts for aircraft maintenance	(227,878)	(3,775)	-	(231,653)
Breakage provision	(300,029)	(24,745)	-	(324,774)
Goodwill amortization for tax purposes	(190,211)	(11,728)	-	(201,939)
Derivative transactions	22,185	5,635	-	27,820
Allowance for expected loss on trade receivable and other credits	200,790	(626)	-	200,164
Provision for aircraft and engine return	306,149	25,326	-	331,475
Provision for legal proceedings and tax liabilities	274,883	1,903	-	276,786
Aircraft leases and others	187,255	1,831	-	189,086
Others	43,728	(2,512)	-	41,216
Total deferred taxes – liabilities	(36,354)	(8,691)	-	(45,045)
Total effect of deferred taxes - Income (Expenses)		(9,478)

(*) Exchange rate change recognized in other comprehensive income.

The Company’s Management considers that the deferred assets and liabilities recognized on March 31, 2023 from temporary differences will be realized in proportion to realization of their bases and the expectation of future results.

The Management estimates that active deferred tax credits, recorded on tax losses and a negative social contribution base, may be realized as follows:

Year	Amount
2023	7,571
2024	13,104
2025	10,326
2026	8,690
2027	9,799
2027 onwards	25,199
Total	74,689

19

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

The direct subsidiary GLA has tax losses and negative bases of social contribution in the determination of taxable profit, to be offset against 30% of future annual tax profits, with no prescription period, not recorded in the balance sheet, in the following amounts:

	GLA
	March 31, 2023	December 31, 2022
Accumulated income tax losses	15,205,793	14,989,912
Potential tax credit	5,169,970	5,096,570

13.2.	Reconciliation of income tax and social contribution expense

The reconciliation of tax expenses and multiplying the loss before income tax and social contribution by the nominal tax rate for three-month periods ended March 31, 2023 and 2022 is as follows:

	March 31, 2023	March 31, 2022
Income (Loss) before income tax and social contribution	637,183	2,738,005
Combined tax rate	34%	34%
Income at the statutory tax rate	(216,642)	(930,922)

Adjustments to calculate the effective tax rate:
Tax rate difference on results of offshore subsidiaries	108,181	5,704
Non-deductible expenses, net	(21,723)	(15,710)
Exchange rate change on foreign investments	10,326	191,664
Tax benefits	42,074	-
Benefit (not constituted) on tax losses and temporary differences	60,126	618,844
Total income tax	(17,658)	(130,420)

Income tax and social contribution
Current	(8,180)	(124,976)
Deferred	(9,478)	(5,444)
Total taxes loss	(17,658)	(130,420)

20

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)
14.	Property, plant and equipment

The breakdown of and changes in property, plant and equipment are as follows:

		December 31, 2022							March 31, 2023
	Weighted average rate (p.a.)	Historical cost	Accumulated depreciation	Net opening balance	Additions	Contractual amendment	Depreciation	Write-offs and transfers	Net ending balance	Historical cost	Accumulated depreciation
Flight equipment
Aircraft - RoU(1) with purchase option	10.66%	1,406,085	(69,869)	1,336,216	-	-	(30,161)	-	1,306,055	1,406,085	(100,030)
Aircraft - RoU(1) with no purchase option	19.52%	8,148,917	(2,827,551)	5,321,366	30,481	(45,503)	(189,853)	(2,847)	5,113,644	8,053,054	(2,939,410)
Spare parts and engines - Own (3) (4)	7.20%	2,188,299	(1,061,674)	1,126,625	70,103	-	(36,831)	(3,090)	1,156,807	2,251,619	(1,094,812)
Spare parts and engines – RoU(1)	36.78%	146,188	(91,077)	55,111	-	-	(5,689)	-	49,422	146,188	(96,766)
Aircraft and engine improvements	51.70%	3,447,804	(2,453,250)	994,554	97,877	-	(103,257)	(11,484)	977,690	3,400,627	(2,422,937)
Tools	10.00%	63,183	(36,326)	26,857	950	-	(1,089)	(54)	26,664	63,914	(37,250)
		15,400,476	(6,539,747)	8,860,729	199,411	(45,503)	(366,880)	(17,475)	8,630,282	15,321,487	(6,691,205)

Non-aeronautical property, plant and equipment
Vehicles	20.00%	11,996	(10,349)	1,647	660	-	(177)	3	2,133	12,210	(10,077)
Machinery and equipment	10.00%	62,926	(51,514)	11,412	169	-	(469)	-	11,112	63,068	(51,956)
Furniture and fixtures	10.00%	33,870	(23,549)	10,321	189	-	(514)	(26)	9,970	34,013	(24,043)
Computers, peripherals and equipment	19.69%	52,220	(42,317)	9,903	102	-	(1,142)	(9)	8,854	51,240	(42,386)
Computers, peripherals and equipment -RoU(1)	49.81%	33,518	(25,579)	7,939	-	-	(1,410)	-	6,529	33,518	(26,989)
Third-party property improvements	20.55%	185,621	(176,432)	9,189	-	-	(1,761)	(80)	7,348	185,509	(178,161)
Third-party properties – RoU(1)	13.21%	254,130	(43,603)	210,527	-	20	(4,286)	-	206,261	254,150	(47,889)
Construction in progress	-	14,456	-	14,456	132	-	-	-	14,588	14,588	-
		648,737	(373,343)	275,394	1,252	20	(9,759)	(112)	266,795	648,296	(381,501)

Impairment losses (2)	-	(20,488)	-	(20,488)	2,167	-	-	-	(18,321)	(18,321)	-
Total property, plant and equipment in use		16,028,725	(6,913,090)	9,115,635	202,830	(45,483)	(376,639)	(17,587)	8,878,756	15,951,462	(7,072,706)

Advances to suppliers	-	473,061	-	473,061	5,010	-	-	(16,247)	461,824	461,824	-
Total		16,501,786	(6,913,090)	9,588,696	207,840	(45,483)	(376,639)	(33,834)	9,340,580	16,413,286	(7,072,706)

(1)	Right of Use (“ROU”).
(2)	Refers to provisions for impairment losses for rotable items (spare parts), classified under “Parts and spare engines", recorded by the Company in order to present its assets according to the actual capacity for the generation of expected future benefits.
(3)	On March 31, 2023 and December 31,2022, the balance of spare parts is granted as a guarantee to the Senior Secured Notes 2026 and Senior Secured Notes 2028, as per Note 16.
(4)	On March 31, 2023, 19 Company's engines (17 engines on December 31, 2022) are granted as a guarantee to the Spare Engine Facility and the Loan Facility, according to Note 16.

21

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

15.	Intangible assets

The breakdown of and changes in intangible assets are as follows:

	Weighted average rate (p.a.)	December 31, 2022						March 31, 2023
		Historical cost	Accumulated amortization	Net opening balance	Additions	Amortization	Write-offs and transfers	Net ending balance	Historical cost	Accumulated amortization
Goodwill	-	542,302	-	542,302	-	-	-	542,302	542,302	-
Slots	-	1,038,900	-	1,038,900	-	-	-	1,038,900	1,038,900	-
Softwares	27.15%	554,939	(273,152)	281,787	22,311	(43)	(20,109)	283,946	540,375	(256,429)
Others	20.00%	10,000	(10,000)	-	-	-	-	-	10,000	(10,000)
Total		2,146,141	(283,152)	1,862,989	22,311	(43)	(20,109)	1,865,148	2,131,577	(266,429)

The balances of goodwill and airport operating rights (slots) were tested for impairment on December 31, 2022 through the discounted cash flow for each cash-generating unit, giving rise to the value in use. On March 31, 2023, no indications of impairment on the cash-generating unit were identified.

To establish the book value of each CGU, the Company considers not only the recorded intangible assets but also all tangible assets necessary for conducting business, as it is only through the use of this set that the Company will generate economic benefits.

22

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)
16.	Loans and financing

The breakdown of and changes in short and long-term loans and financing are as follows:

			December 31, 2022										March 31, 2023
	Maturity	Interest rate p.a.	Current	Non-current	Total	Funding	Unrealized gain (loss) from ESN	Payments	Interest incurred	Interest paid	Exchange rate change	Amortization of costs and Goodwill	Total	Current	Non-current
Domestic currency contracts
Debentures (a)	10/2024	18.76%	640,046	431,973	1,072,019	-	-	(73,817)	45,115	(44,498)	-	2,880	1,001,699	710,747	290,952
Working capital – Lines of credit (b)	10/2025	18.84%	76,710	39,071	115,781	-	-	(16,781)	4,769	(4,670)	-	-	99,099	81,810	17,289

Foreign currency contracts
Import financing (c)	04/2023	12.91%	77,193	-	77,193	-	-	-	2,309	(2,939)	(2,030)	-	74,533	74,533	-
ESN 2024 (1) (d)	07/2024	3.75%	38,114	1,819,315	1,857,429	-	(14,531)	(1,522,548)	37,721	(49,896)	(20,341)	14	287,848	2,698	285,150
Spare engine facility (e)	09/2024	6.00%	30,265	93,963	124,228	-	-	(5,765)	2,471	(1,823)	(3,188)	70	115,993	24,438	91,555
Senior notes 2025 (f)	01/2025	7.00%	98,919	3,372,353	3,471,272	-	-	(1,583,328)	50,428	(125,913)	(53,270)	1,936	1,761,125	20,412	1,740,713
Senior secured notes 2026 (g)	06/2026	8.00%	-	3,272,229	3,272,229	-	-	(2,007,389)	53,481	(28,618)	(38,792)	6,784	1,257,695	24,426	1,233,269
Senior Secured amortizing notes 2026 (h)	06/2026	4.76%	121,111	882,168	1,003,279	33,673	-	-	11,215	-	(27,106)	1,507	1,022,568	230,579	791,989
Loan facility (i)	03/2028	7.11%	27,682	144,182	171,864	-	-	(5,385)	2,242	(2,528)	(4,864)	64	161,393	26,253	135,140
Senior Notes 2028 (k)	03/2028	18.00%	-	-	-	5,950,528	-	-	86,925	-	(145,044)	-	5,892,409	69,885	5,822,524
Perpetual bonds (j)	-	8.75%	16,589	803,008	819,597	-	-	(79,615)	18,600	(19,437)	(18,778)	-	720,367	16,153	704,214
Total			1,126,629	10,858,262	11,984,891	5,984,201	(14,531)	(5,294,628)	315,276	(280,322)	(313,413)	13,255	12,394,729	1,281,934	11,112,795

(1)        Exchangeable Senior Notes 2024, see note 31.2.

(a)	The debentures total R$1.2 billion, considering the following issues: (i) 7th issue: 88,750 bonds by the subsidiary GLA in October 2018, for the early full settlement of the 6th issue; and (ii) 8th issue: 610,217 bonds by the subsidiary GLA in October 2021 to refinance short-term debt. Both issues have an interest rate of CDI+4.5% p.a. The debentures have personal guarantees from the Company and a real guarantee provided by GLA as a fiduciary assignment of certain credit card receivables, preserving the rights to prepay the receivables of these guarantees.
(b)	Issuance of transactions with the purpose maintaining and managing the Company's working capital.
(c)	Credit lines with private banks used to finance the import of spare parts and aeronautical equipment. The interest rates negotiated are Libor 6m + 7.50% p.a.
(d)	Issuance of Exchangeable Senior Notes (“ESN”), by the subsidiary Gol Finance, in March, April and July 2019, totaling US$425 million due in 2024, with holders entitled to exchange them for the Company’s American Depositary Shares ("ADSs").
(e)	Loan backed by the Company's own engines, with maturity in 2024. The interest rates negotiated are Libor 3m + 2.25% p.a.
(f)	Issuance of Senior Notes 2025 by the subsidiary Gol Finance in December 2017 and February 2018 to buyback Senior Notes and for overall purposes of the Company.
(g)	Issuance of Secured Senior Notes 2026 by the subsidiary Gol Finance in December 2020, May and September 2021, totaling US$650 million due in 2026.
(h)	Issuance of Senior Secured Amortizing Notes by the subsidiary Gol Finance in December, 2022 in the total amount of US$ 196 million, with maturity in 2026, in exchange for full compliance with certain aircraft lease payment obligations, which are under agreement of deferment.
(i)	Loans with a guarantee of 5 engines in total, carried out between 2017 and 2020. The contracted rates vary between Libor 1m + 2.35% p.a. up to Libor 1m + 4.40% p.a.
(j)	Issuance of Perpetual Notes by the subsidiary Gol Finance in April 2006 to finance the aircraft’s acquisition.
(k)	Issuance of Senior Secured Notes 2028 by the subsidiary Gol Finance, in March, 2023 in the total amount of US$1,070 million, with maturity in 2028, see not 16.1.4
23

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

On March 31, 2023 total loans and financing of the consolidated included funding costs and premiums totaling R$89,985 (R$178,706 on December 31, 2022) that will be amortized over the life of their loans and financing. The total also includes the fair value of the derivative financial instrument, referring to the convertibility of the ESN 2024, totaling R$1,162 on March 31, 2023 (R$17,753 on December 31, 2022).

16.1.	Renegotiations during the three-month period ended on March 31, 2023

The renegotiations detailed below were evaluated under IFRS 9 - “Financial Instruments” and did not meet the definitions to derecognize the liabilities (with the original financial liability extinguished and a new financial liability recognized).

16.1.1.	Debentures

During the three-month period ended on March 31, 2023, General Meetings of Bondholders were held, which deliberated:

•	The postponement of the payment of the extraordinary mandatory amortization installment due on February 27, 2023 to April 27, 2023;
•	The postponement of the payment of current amortization installments due on January 15, 2023 and January 27, 2023 to April 27, 2023; and
•	The postponement of the mandatory collateral composition due on February 27, 2023 to April 27, 2023.

16.1.2.	Import Financing

During the three-month period ended March 31, 2023, the Company, through its subsidiary GLA, raised funds and renegotiated the due dates of this type of agreement, impacting the interest rate, disclosed in table above, and keeping promissory notes as collateral for the transactions, which are part of a credit line maintained by GLA for engine maintenance, import financing in order to purchase spare parts and aircraft equipment.

16.1.3.	Senior Secured Amortizing Notes

On January 27, 2023, the Company issued additional Senior Secured Amortizing Notes to those issued on December 30, 2022, as shown in the table below:

Operation	Amount		Costs, premiums e goodwill		Exchange rate	Maturity
Date	(US$ mil)	(R$ mil)	(US$ mil)	(R$ mil)	Change p.a.	Date
01/27/2023	6,993	35,499	365	1,826	5.0%	06/30/2026
Total	6,993	35,499	365	1,826

16.1.4.	Senior Secured Notes 2028

Under the terms of the controlling shareholder transaction disclosed in note 1.4, in February 2023, the Company and Abra signed the Support Agreement with Abra's commitment to invest in the Company from the issuance of Senior Secured Notes due in 2028. Part of the funds from the commitment assumed for financing came from the members of an Ad-Hoc Group of holders of Senior Notes of GOL (“Ad-Hoc Group”) and another part of the investment came from holders of Senior Notes outside the Group Ad-Hoc (“Non-AHC Group”), who have adhered to the terms of the Support Agreement.

24

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

To this end, Abra has agreed to issue the Senior Secured Notes (“SSNs”) due 2028, which will be convertible into Exchangeable Senior Secured Notes (“ESSNs”) due 2028, and the Ad-Hoc Group has agreed to exchange certain Company's existing Senior Notes (ESN 2024, Senior Notes 2025, Senior Secured Notes 2026 and the Perpetual Notes) for the new SSNs.

In this financing commitment, Abra has agreed to (i) invest cash in the Company; (ii) contribute GOL Bonds acquired from the Ad-Hoc Group and other holders to GOL; and (iii) in return, receive new Bonds through the issuance of SSNs.

In March 2023, Abra issued the SSNs and entered into the Senior Secured Note Purchase Agreement with GOL as guarantor and paying agent, GOL Finance as issuer and guarantee of Smiles Fidelidade S.A.. On the same date, GOL issued SSN 2028 to Abra, with interest of 18.0% p.a., payable semi-annually, of which the Company may choose to capitalize up to 13.5% p.a., and a discount of 15 points. The SSN 2028 are guaranteed by the intellectual property, systems infrastructure, data and manuals of the Smiles loyalty program, in addition to the parts guarantee shared with the Senior Secured Notes 2026.

During the period ended March 31, 2023 the Company issued to Abra R$5,570,177, equivalent to US$1,070,103, in the form of Senior Secured Notes 2028, whose fair value upon initial recognition totaled R$5,950,528 (US$1,143,173). Given that the transaction was carried out with the Company's controlling shareholder, the difference between the nominal value of the debt and the fair value was recognized directly in shareholders' equity.

Part of the issue carried out in March 2023 was used to repurchase 84.0% of the 2024 ESN, 47.0% of the 2025 Senior Notes, 61.4% of the 2026 Senior Secured Notes and 9.9% of the Perpetual Bonds, totalizing the carrying amount of R$5,192,880. Considering the change of creditor, such amortizations were considered as partial extinguishment, under the perspective of IFRS 9. In this context, the costs related to the issuance, as well as the difference between the carrying amount attributed to the part unrecognized by the partial extinguishment of the securities repurchased and the face value of the new liability assumed, were recognized directly in the result, see accompanying note 29. In addition to the amounts mentioned above, part of the issuance did not pass through the Company's cash, being directly transferred by Abra for payment of the Company's obligation with to supplier, see accompanying note 32.

SSN 2028 may, at Abra's request, be converted into Exchangeable Senior Secured Notes 2028 (ESSN 2028), provided that the Company has obtained the respective corporate approvals and issuance of warrants that may be exchanged for preferred shares issued by the Company, which should ensure preemptive rights for GOL's shareholders.

25

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

16.2.	Loans and financing – Non-current

On March 31, 2023, the maturities of loans and financing recorded in non-current liabilities were as follows:

	2024	2025	2026	2027	2027 onwards	Without maturity date	Total
In domestic currency
Debentures	290,952	-	-	-	-	-	290,952
Working capital – Lines of credit	15,206	2,083	-	-	-	-	17,289
In foreign currency
ESN 2024	285,150	-	-	-	-	-	285,150
Spare Engine Facility	91,555	-	-	-	-	-	91,555
Senior Notes 2025	-	1,740,713	-	-	-	-	1,740,713
Senior Secured Notes 2026	-	-	1,233,269	-	-	-	1,233,269
Senior Secured Amortizing Notes	388,327	269,652	134,010	-	-	-	791,989
Loan Facility	17,034	23,728	64,705	4,636	25,037	-	135,140
Senior Secured Notes 2028	-	-	-	-	5,822,524	-	5,822,524
Perpetual bonds	-	-	-	-	-	704,214	704,214
Total	1,088,224	2,036,176	1,431,984	4,636	5,847,561	704,214	11,112,795

26

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

16.3.	Fair Value

The fair value of loans and financing as of March 31, 2023, is as follows:

	Book value (*)	Fair value
Debentures	1,001,699	1,001,697
ESN 2024	287,848	202,645
Senior notes 2025	1,761,125	930,468
Senior secured notes 2026	1,257,695	689,260
Senior Secured Amortizing Notes	1,022,568	1,069,149
Senior Secured Notes 2028	5,892,409	5,655,251
Perpetual bonds	720,367	327,298
Other loans and financing	451,018	451,020
Total	12,394,729	10,326,788

(*) Total net of funding costs.

16.4.	Covenants

The Company has covenants in the Debentures, Senior secured notes 2026 and Senior Secured Amortizing Notes.

The mandatory measurement of the indicators provided for in the deeds of the 7th and 8th issuance will be as of June 2023.

Within the scope of the Senior secured notes 2026, the Company complies with guarantee conditions linked to inventory parts and intellectual property. On December 31, 2023, the Company had GLA’s parts and equipment guaranteed linked to this agreement meeting the contractual conditions. The next measurement will be in June 2023.

In the operation of Senior Secured Amortizing Notes, the Company complies with guarantee conditions related to receivables on a quarterly basis. On March 31, 2023, the Company had GLA’s receivables as collateral for this contract that met the contractual conditions.

27

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)
17.	Leases

On March 31, 2023, the balance of leases payable includes: (i) R$16,952 relating to variable payments, not included in the measurement of liabilities, and short-term leases (R$15,670 on December 31, 2022), which fall under the exemption provided for in IFRS 16; and (ii) R$10,486,628 referring to the present value on this date of future lease payments (R$11,191,289 on December 31, 2022).

The breakdown and changes in the present value of future lease payments are shown below:

	Weighted average rate (p.a.)	December 31, 2022											March 31, 2023
		Current	Non-current	Total	Additions	Write-offs	Contractual amendment	Payments	Clearing with Deposits and other assets((1)	Interest incurred	Interest paid	Exchange rate change	Total	Current	Non-current
Agreements in local currency
With purchase option	17.53%	5,036	3,313	8,349	-	-	-	(1,193)	-	315	(265)	-	7,206	5,222	1,984
Without purchase option	10.52%	37,219	221,342	258,561	-	-	21	(9,260)	-	5,795	-	-	255,117	36,627	218,490
Agreements in foreign currency
With purchase option	7.24%	133,884	1,257,198	1,391,082	-	-	-	(37,433)	-	19,671	(29,131)	(34,476)	1,309,713	117,085	1,192,628
Without purchase option	12.06%	1,756,449	7,776,848	9,533,297	30,481	(4,879)	(113,588)	(591,083)	(51,297)	327,621	-	(215,960)	8,914,592	1,684,748	7,229,844
Total	1,932,588		9,258,701	11,191,289	30,481	(4,879)	(113,567)	(638,969)	(51,297)	353,402	(29,396)	(250,436)	10,486,628	1,843,682	8,642,946

(1)	Includes the amount of R$35,499 settled through the issuance of the Senior Secured Amortizing Notes described in Note 16.1.3.

28

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

In the three-month period ended March 31, 2023, the Company directly recognized in the cost from services, totaling R$8,670 (R$279 on March 31, 2022) related to short-term leases and variable payments.

In the context of dedicated cargo aircraft operations, the Company earned in the period ended March 31, 2023 subleasing revenue in the amount of R$5,635.

The future payments of leases liabilities agreements are detailed as follows:

	March 31, 2023	December 31, 2022
2023	2,318,119	3,059,448
2024	2,277,222	2,325,227
2025	2,008,914	2,055,173
2026	1,753,021	1,798,293
2027	1,584,330	1,624,277
2027 onwards	5,868,424	5,974,709
Total minimum lease payments	15,810,030	16,837,127
Less total interest	(5,306,450)	(5,630,167)
Present value of minimum lease payments	10,503,580	11,206,960
Less current portion	(1,860,634)	(1,948,259)
Non-current portion	8,642,946	9,258,701

17.1.	Sale-leaseback transactions

During the three-month period ended March 31, 2023, the Company did not engage in any sale-leaseback transactions (R$55,491 from 7 aircraft sale-leaseback transactions during the three-month period ended March 31, 2022 recorded in the statement of operations in the group of “Other income (expenses), net”).

18.	Suppliers

	March 31, 2023	December 31, 2022
Local currency	1,874,378	1,858,820
Foreign currency	459,496	461,134
Total	2,333,874	2,319,954

Current	2,236,957	2,274,503
Non-current	96,917	45,451

19.	Suppliers - Forfaiting

The Company has an arrangement in place that allow suppliers to receive their payments in advance with the financial institution. The forfaiting operations do not imply any change in the securities issued by their suppliers, with the original trading conditions being maintained, including maturities and amounts. On March 31, 2023, the amount recorded under current liabilities arising from forfeiting operations was R$30,112 (R$29,941 on December 31, 2022).

29

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

20.	Taxes payable

	March 31, 2023	December 31, 2022
PIS and COFINS	146	91,316
Installment payments(a)	373,079	341,756
Withholding income tax on salaries	33,042	54,364
IRPJ and CSLL payable	30,285	22,125
Other	16,159	14,362
Total	452,711	523,923

Current	167,071	258,811
Non-current	285,640	265,112
(a)	In the period ended on March 31, 2023, the Company carried out accessions to the simplified federal tax installment plan of PIS and COFINS, both with a maturity period of 5 years.

21.	Advance ticket sales

On March 31, 2023, the balance of advance ticket sales classified in current liabilities was R$3,128,610 (R$3,502,556 on December 31, 2022) and is represented by 9,152,982 tickets sold and not yet used (8,828,006 on December 31, 2022) with an average use of 72 days (56 days on December 31, 2022).

Balances of advance ticket sales are shown net of breakage corresponding to R$242,342 on March 31, 2023 (R$ 232,752 on December 31, 2022).

On March 31, 2023, the Company has reimbursements to pay related to non-performed transports in the amount of R$27,788 (R$48,566 on December 31, 2022), recorded as Other liabilities in current liabilities.

22.	Mileage program

	March 31, 2023	December 31, 2022
Mileage program	2,605,222	2,533,410
Breakage	(735,864)	(664,106)
Total	1,869,358	1,869,304

Current	1,617,679	1,576,849
Non-current	251,679	292,455

Breakage consists of the estimate of miles with a high potential to expire without being used. IFRS 15 – “Revenue from Contract with Customers” provides for the recognition of revenue by the estimate (breakage) over the contractual period, therefore, before the miles are redeemed, given that this is not expected before expiration.

30

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)
23.	Provisions

	Post-employment benefits	Aircraft and engine return	Legal proceedings (a)	Total
Balances on December 31, 2022	113,397	2,601,195	815,211	3,529,803
Recognition (Reversal) of provision	2,326	107,610	56,671	166,607
Provisions used	-	(54,864)	(48,041)	(102,905)
Present value adjustment	3,345	46,524	-	49,869
Exchange rate variation	-	(68,573)	(3,857)	(72,430)
Balances on March 31, 2023	119,068	2,631,892	819,984	3,570,944

On March 31, 2023
Current	-	694,363	-	694,363
Non-current	119,068	1,937,529	819,984	2,876,581
Total	119,068	2,631,892	819,984	3,570,944

On December 31, 2022
Current	-	634,820	-	634,820
Non-current	113,397	1,966,375	815,211	2,894,983
Total	113,397	2,601,195	815,211	3,529,803
(a)	The provisions used consider write-offs due to the revaluation of estimates and settled processes.

23.1.	Provisions for post-employment benefits

The Company offers to its employees health care plans that, due to complying with current laws, generate obligations with post-employment benefits.The actuarial assumptions applied when measuring the post-employment benefit remain the same as those disclosed in the annual financial statements.

23.2.	Provision for aircraft and engine return

Such provision considers the costs that meet the contractual conditions for the return of engines maintained under operating leases, as well as the costs to reconfigure aircraft when returned as described in the return conditions of the lease agreements. The initial recognition is capitalized against property, plant and equipment, under the item "Aircraft and engine improvements".

The Company also has a provision for the return of aircraft and engines recorded against the Maintenance, materials and repairs, considering the current conditions of the aircraft and engines and the forecast of use until the actual return. These provisions are measured at present value and will be disbursed until the aircraft and engines redelivery.

23.3.	Provision for legal proceedings

On March 31, 2023, the Company and its subsidiaries are involved in certain legal matters arising from the regular course of their business, which include civil, administrative, tax, social security, and labor lawsuits.

The Company's Management believes that the provision for tax, civil and labor risks, recorded in accordance with IAS 37, is sufficient to cover possible losses on administrative and judicial proceedings, as shown below:

31

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

	Probable loss		Possible loss
	March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022
Civil	162,545	165,475	67,561	74,212
Labor	421,803	425,711	135,965	137,245
Tax	235,636	224,025	1,277,998	1,247,288
Total	819,984	815,211	1,481,524	1,458,745

Details about the other relevant lawsuits were disclosed in the annual financial statements related to the year ended December 31, 2022. In the period ended March 31, 2023, there were no other changes regarding new proceedings or reclassification of the relevant risk of loss.

23.3.1.	Active Lawsuits

In 2007, the Company filed an arbitration at the International Court of Arbitration (“ICC”) against the sellers of VRG and its controlling shareholders due to the purchase price adjustment. In January 2011, ICC ruled in GOL’s favor. The procedure to enforce the arbitration decision started at the Cayman Court, jurisdiction of one of the defendants, which ruled in May 2022 in GOL’s favor, confirming that the court decision can be fully enforced. During the fiscal year ended on December 31, 2022, an agreement was signed between the parties, in which GOL is to receive US$42 million for final settlement of the arbitration. As of March 31, 2023, the contingent asset has not been recognized due to certain conditions.

24.	Shareholders’ equity

24.1.	Capital stock

On February 15, 2023, the Company's Board of Directors approved the voluntary conversion of 210 common shares into 6 preferred shares, all registered and without par value and without changing the value of the Company's capital stock.

On March 31, 2023 and December 31, 2022, the Company's share capital was R$4,040,397 represented by 3,200,516,077 shares, with 2,863,682,500 common shares and 336,833,577 preferred shares (3,200,516,281 shares, comprise by 2,863,682,710 common shares and 336,833,571 preferred shares on December 31, 2022). The share capital above is reduced by the costs to issue shares totaling R$157,495 on March 31, 2023 and December 31, 2022.

The Company’s shares are held as follows:

	March 31, 2023			December 31, 2022
	Common shares	Preferred shares	Total	Common shares	Preferred shares	Total
ABRA MOBI LLP(1) (2) (3)	50.00%	23.62%	28.78%	-	-	-
ABRA Kingsland LLP(3)	50.00%	15.31%	22.09%	-	-	-
MOBI FIA (1) (2) (3)	-	-	-	100.00%	38.93%	50.87%
American Airlines Inc.	-	6.60%	5.31%	-	6.60%	5.31%
Path Brazil (2)	-	3.22%	2.59%	-	3.22%	2.59%
Others	-	2.63%	2.12%	-	1.41%	1.14%
Market	-	48.62%	39.11%	-	49.84%	40.09%
Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

(1)	In the context of the exchangeable senior notes 2024, issued in 2019, MOBI lent up to 14,000,000 ADSs to Bank of America Corporation, which operates the ADS lending facility, in order to facilitate privately negotiated derivatives transactions or other hedging activities related to the exchangeable senior notes. The ADSs will be returned to MOBI upon maturity of the exchangeable senior notes or upon termination of the ADS lending agreement that it entered into.
(2)	It refers to legal entities controlled by the controlling shareholders (Constantino family).
(3)	In the context of the agreement between the controlling shareholder and the main shareholders of Avianca, in the period ended March 31, 2023 MOBI FIA transferred 100% of the common shares of the Company to Abra. In the same period, Abra transferred 50% of the Company’s common shares to Abra Kingsland LLP and 50% of the Company’s common shares to Abra MOBI LLP. Abra holds 99.99% of the economic rights in Abra MOBI LLP and in Abra Kingsland LLP.

The authorized share capital on March 31, 2023 and December 31, 2022 is R$6 billion. Within the authorized limit, the Company can, once approved by the Board of Directors, increase its capital regardless of any amendment to its by-laws, by issuing shares, without necessarily maintaining the proportion between the different types of shares. Under the law terms, in case of capital increase within the authorized limit, the Board of Directors will define the issuance conditions, including pricing and payment terms.

24.2.	Treasury shares

On March 31, 2023, the Company had 1,015,633 treasury shares, totaling R$34,635 (1,140,940 shares totaling R$38,910 on December 31, 2022). On March 31, 2023, the closing market price for treasury shares was R$6.68 (R$7.34 on December 31, 2022).

32

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

25.	Results per share

The Company's results per share was determined as follows:

	March 31, 2023			March 31, 2022
	Common shares	Preferred shares	Total	Common shares	Preferred shares	Total
Numerator
Net income for the three-month period	121,077	498,448	619,525	538,511	2,069,074	2,607,585

Denominator
Weighted average number of outstanding shares (in thousands)	2,863,683	335,818		2,863,683	313,179
Effect of dilution from stock options	-	765		-	1,806
Adjusted weighted average number of outstanding shares and diluted presumed conversions (in thousands)	2,863,683	336,583		2,863,683	314,985

In Brazilian Real (R$)
Basic income (loss) per share	0.042	1.484		0.188	6.607
Diluted income (loss) per share	0.042	1.481		0.188	6.569

26.	Share-based payments

The conditions of the stock option and restricted share plans granted to the Company’s Executive Officers were disclosed in detail in the annual financial statements related to the year ended December 31, 2022, and did not change during the three-month period ended on March 31, 2023.

26.1.	Stock option plan - GOL

The movement of the stock options outstanding for in the three-month period ended on March 31, 2023, is as follows:

	Number of stock options	Weighted average exercise price
Outstanding options on December 31, 2022	8,072,765	13.00
Options canceled and adjustments in estimated prescribed rights	(484,236)	14.07
Outstanding options on March 31, 2023	7,588,529	12.92

Number of options exercisable on:
December 31, 2022	5,166,147	14.64
March 31, 2023	5,197,702	13.94

The expense recognized in the statement of operations for period corresponding to the stock option plans in the three-month period ended March 31, 2023, was R$2,056 (R$2,552 in the three-month period ended March 31, 2022).

33

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

26.2.	Restricted share plan - GOL

On March 31, 2023, the company transferred 9,953 treasury shares to settle the restricted stock plan. As of March 31, 2023, the Company has 1,684,458 restricted shares (2,135,887 as of December 31, 2022).

The expense recognized in the statement of operations for the period corresponding to the restricted share plans in the three-month period ended March 31, 2023, was R$1,169 (R$2,683 in the three-month period ended March 31, 2022).

27.	Transactions with related parties

27.1.	Transportation services

In the course of its operations, the Company, by itself and through its subsidiaries, entered into agreements with the companies listed below, which are owned by the Company's main shareholders:

•     Expresso Caxiense S.A.: Provision of passenger transportation services in case of an interrupted flight, effective until November 2025; and

•     Viação Piracicabana Ltda.: Provision of passenger, baggage, crew, and employee transportation services between airports, effective until September 2026.

In the three-month period ended March 31, 2023, GLA recognized total expenses related to these services of R$615 (R$1,195 in the three-month period ended March 31, 2022). On the same date, the balance payable to related companies, under “Suppliers”, was of R$1,249 (R$737 on December 31, 2022).

27.2.	Contracts of UATP (“Universal Air Transportation Plan”) to grant credit limit

The subsidiary GLA entered into UATP account opening agreements with the related parties indicated below: Aller Participações S.A.; BR Mobilidade Baixada Santista S.A. SPE; Breda Transportes e Serviços S.A.; Comporte Participações S.A.; Empresa Cruz de Transportes Ltda.; Empresa de Ônibus Pássaro Marrom S.A.; Empresa Princesa do Norte S.A.; Expresso Itamarati S.A.; Expresso Maringá do Vale S.A.; Expresso União Ltda.; Glarus Serviços Tecnologia e Participações S.A.; Limmat Participações S.A.; Quality Bus Comércio de Veículos S.A.; Super Quadra Empreendimentos Imobiliários S.A.; Thurgau Participações S.A.; Transporte Coletivo Cidade Canção Ltda.; Turb Transporte Urbano S.A.; Vaud Participações S.A.; and Viação Piracicabana Ltda.; all with no expiration date, whose purpose is to issue credits to purchase airline tickets issued by the Company. The UATP account (virtual card) is accepted as a payment means on the purchase of airfare and related services, seeking to simplify billing and make feasible payment between the participating companies.

These contracts were entered into under market conditions, in line with those prevailing in transactions that the Company would enter into with third parties. The companies indicated above are owned by the Company's main shareholders.

27.3.	Multimodal transport commercial partnership agreement

Company´s subsidiary GLA entered into a commercial partnership agreement with the companies União Transporte, Itamarati Express and Cruz Encomedas (together denominated, “Grupo Comporte”), Tex Transportes and Expresso Luxo, effective until January 2024, the purpose of which is to provide multimodal transport, including road freight transport by the Partners and air transport services provided by GLA. In order to achieve the Agreement, GLA signed a Contract for the provision of multimodal transport services with each of these companies. The parties will be remunerated for the value of the service related to the section operated by each party, through the issuance of the respective CTe, in accordance with the values established in the price tables practiced by each Party.

34

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

These contracts were entered into under market conditions, in line with those prevailing in transactions that the Company would enter into with third parties. The companies indicated above are owned by the Company's main shareholders.

27.4.	Commercial partnership agreement – Pagol

During the year ended December 31, 2022, the Company entered into two agreements with the related party Pagol Participações Societárias Ltda (“Pagol”).

The Company and Pagol entered into a commercial agreement to disclose the financial products offered by Pagol to the Company's customers, suppliers and employees. This Agreement is valid for 10 years and its implementation depends on precedent conditions established in the agreement, with the possibility of the Company receiving a commission income, to be negotiated between the parties, according to the products offered.

Under the commercial agreement, during the year ended December 31, 2022, the Company entered into an agreement for the Intermediation of Credit Assignment Operations, which allows the Company's suppliers to prepay their receivables with Pagol. On March 31, 2023, the subsidiary GLA performed transactions related to these services in the amount of R$26,524 (R$3,735 on December 31, 2022) and R$7,764 of outstanding balances at the end of the period (there were no outstanding balances on December 31, 2022).

In November, 2022, the Company entered into an agreement to associate Pagol with the Smiles Program, for the acquisition and granting of redemption rights embodied in Smiles miles to its customers, as an incentive to acquire the products/services offered by Pagol. The amount will be paid by Pagol, monthly, corresponding to the miles acquired in the period. This Agreement is valid for 12 (twelve) months from its signature, and the period may be extended by mutual agreement between the Parties.

These contracts were entered into under market conditions, in line with those prevailing in transactions that the Company would enter into with third parties. The company indicated above is owned by Company's main shareholders.

27.5.	Commercial partnership agreement – Comporte

In December, 2022, the Company entered into an agreement with the related party Comporte Participações S.A. (“Comporte”), the purpose of which is the advance sale of Smiles miles for Comporte to offer to its customers directly or indirectly.

The contract established the advance sale of Smiles miles in the amount of R$70,000 (seventy million reais), which were paid in December, 2022. This Agreement is valid for 12 (twelve) months from its signature or when the batch of Smiles Miles acquired runs out, whichever occurs first, the term may be extended by mutual agreement between the Parties. The balance received was recognized as advances from customers in current liabilities.

35

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

During the period ended March 31, 2023, the subsidiary GLA did not carry out transactions related to these services.

These contracts were entered into under market conditions, in line with those prevailing in transactions that the Company would enter into with third parties. The companies indicated above are owned by the Company's main shareholders.

27.6.	Compensation of key management personnel

	March 31, 2023	March 31, 2022
Salaries, wages and benefits (*)	8,859	9,550
Payroll and charges	1,774	4,071
Share-based compensation	5,688	5,713
Total	16,321	19,334

(*) Includes compensation for members of the Management, Audit Committee and Fiscal Council.

28.	Revenue
	March 31, 2023	March 31, 2022
Passenger transportation (a)	4,537,108	3,115,492
Cargo transportation	180,445	104,229
Mileage program	210,848	117,596
Other revenue	25,889	10,559
	4,954,290	3,347,876

Related tax (b)	(34,095)	(127,424)
Net revenue	4,920,195	3,220,452
(a)	Of the total amount, the total of R$79,451 for the three-month period ended on March 31, 2023, is made up of the revenue from non-attendance of passengers, rescheduling, ticket cancellation (R$56,314 for the three-month period ended March 31, 2022).
(b)	The PIS and COFINS rates on revenues arising from regular passenger air transportation earned in the period ended March 31, 2023 were reduced to 0 (zero) with the enactment of Provisional Measure 1147/2022.

Revenue by geographical location is as follows:

	March 31, 2023%		March 31, 2022%
Domestic	4,242,438	86.2	2,945,507	91.5
International	677,757	13.8	274,945	8.5
Net revenue	4,920,195	100.0	3,220,452	100.0

36

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

29.	Financial results

	March 31, 2023	March 31, 2022
Financial income
Interest on financial investments	41,415	12,634
Gains from repurchase of bonds (c)	230,275	-
Others (a)	8,027	5,622
Financial income	279,717	18,256

Financial expenses
Interest and costs on loans and financing	(328,531)	(268,497)
Interest on leases	(353,402)	(256,624)
Interest on the provision for aircraft return	(46,524)	(83,833)
Commissions, bank charges and interest on other operations	(137,808)	(100,945)
Others	(87,987)	(46,709)
Financial expenses	(954,252)	(756,608)

Derivative financial instruments
Conversion right and derivatives - ESN (b)	11,272	(2,966)
Other derivative financial instruments	(12,863)	(2,700)
Derivative financial instruments	(1,591)	(5,666)

Monetary and foreign exchange rate variation, net	516,814	3,404,882

Total	(159,312)	2,660,864
(a)	For the three-month period ended on March 31, 2023, the amount of R$2,000, refer to PIS and COFINS levied on financial revenues earned, as per Decree 8426 of April 1, 2015 (R$4,302 for the three-month period ended March, 2022).
(b)	See Note 31.2 (ESN and Capped call).
(c)	Gain arising from the transaction disclosed in note 16.1.4.

30.	Commitments

On March 31, 2023 and December 31, 2022, the Company had 91 firm orders for aircraft acquisitions with Boeing. These aircraft acquisition commitments include estimates for contractual price increases during the construction phase. The approximate amount of firm orders in the current period considers an estimate of contractual discounts, and corresponds to around R$19,896,814 (R$20,574,804 on December 31, 2022) corresponding to US$3,916,387 on March 31, 2023 (US$3,943,271 on December 31, 2022) and are segregated as follows:

	March 31, 2023	December 31, 2022
2023	4,161,545	4,234,480
2024	5,699,929	5,847,873
2025	6,697,488	6,970,535
2026	3,337,852	3,521,916
Total	19,896,814	20,574,804

Of the total commitments presented above, the Company should disburse the amount of R$6,936,191 (corresponding to US$1,365,285 on March 31, 2023) as advances for aircraft acquisition, according to the financial flow below:

37

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)
	March 31, 2023	December 31, 2022
2023	1,611,894	1,642,175
2024	1,940,462	1,990,773
2025	2,263,320	2,355,513
2026	1,120,515	1,182,264
Total	6,936,191	7,170,725

30.1.	Fuel purchase commitment

The Company has a commitment to purchase aircraft fuel at a fixed price in the future for use in its operations. As of March 31, 2023, the purchase commitments total R$560,289 until December 31, 2023.

31.	Financial instruments and risk management

Operational activities expose the Company and its subsidiaries to market risk, credit risk and liquidity risk. These risks can be mitigated by using exchange swap derivatives, futures and options contracts based on oil, U.S. dollar and interest markets.

Financial instruments are managed by the Financial Policy Committee (“CPF”) in line with the Risk Management Policy approved by the Risk Policy Committee (“CPR”) and submitted to the Board of Directors. The CPR establishes the guidelines, limits and monitors the controls, including the mathematical models adopted for the continuous monitoring of exposures and possible financial impacts, in addition to curbing the exploration of speculative operations with financial instruments.

The details regarding how the Company manages risks have been widely presented in the annual financial statements related to the year ended December 31, 2022. Since then, there have been no changes.

38

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

31.1.	Accounting classifications of financial instruments

The accounting classifications of the Company’s financial instruments on March 31, 2023 and December 31, 2022 are as follows:

	Measured at fair value through profit or loss		Amortized cost
	March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022
Assets
Cash and bank deposits	286,414	168,994	-	-
Cash equivalents	41	41	-	-
Financial investments	519,225	423,418	-	-
Trade receivables	-	-	1,036,653	887,734
Deposits (a)	-	-	1,983,622	2,068,593
Derivative assets	10,465	29,256	-	-
Other credits and amounts	-	-	253,428	232,633

Liabilities
Loans and financing (b)	1,162	17,753	12,393,567	11,967,138
Leases	-	-	10,503,580	11,206,959
Suppliers	-	-	2,333,874	2,319,954
Suppliers - factoring	-	-	30,112	29,941
Derivative liabilities	325	536	-	-
Other liabilities	-	-	670,432	692,171
(a)	Excludes court deposits, as described in Note 10.
(b)	The amounts on March 31, 2023 and December 31, 2022, classified as measured at fair value through profit or loss, are related to the derivative contracted through Exchangeable Senior Notes 2024.

In the three-month period ended March 31, 2023, there was no change in the classification between categories of the financial instruments.

39

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

31.2.	Derivative and non-derivative financial instruments

The Company's derivative financial instruments were recognized as follows in the balance sheet:

	Derivatives				Non-derivative
	Fuel	Interest rate	Capped call	ESN 2024	Revenue hedge	Total
Fair value changes
Derivatives assets (liabilities) on December 31, 2022	22,255	(536)	7,002	(17,753)	-	10,968
Gains (losses) recognized in income (expenses)	(11,467)	(50)	(3,390)	14,648	-	(159)
Payments during the period	(3,935)	161	-	1,943	-	(1,831)
Derivatives assets (liabilities) on March 31, 2023	6,853	(325)	3,612	(1,162)	-	8,978
Derivative assets – Current	5,783	-	-	-	-	5,783
Derivative assets – Non-current	1,070	-	3,612	-	-	4,682
Derivative liabilities - Current	-	(325)	-	-	-	(325)
Loans and financing	-	-	-	(1,162)	-	(1,162)

Changes in the adjustment of equity valuation
Balance on December 31, 2022	-	(290,549)	-	-	(322,804)	(613,353)
Adjustments of hedge accounting of revenue	-	-	-	-	32,790	32,790
Net reversal to income (expenses)	-	1,446	-	-	48,574	50,020
Balances on March 31, 2023	-	289,103	-	-	241,440	(530,543)

Effects on income (expenses)	(11,467)	(1,396)	(3,390)	14,648	(81,364)	(82,969)
Revenue	-	-	-	-	(51,641)	(51,641)
Financial results	(11,467)	(1,396)	(3,259)	14,531	-	(1,591)
Monetary and foreign exchange rate variation, net	-	-	(131)	117	(29,723)	(29,737)

The Company may adopt hedge accounting for derivatives contracted to hedge cash flow and that qualify for this classification as per IFRS 9 – “Financial Instruments”.

On March 31, 2023, the Company adopts cash flow hedge for the interest rate (mainly the Libor interest rates), and for aeronautical fuel protection and future revenue in U.S. Dollars.

On March 31, 2023, the cash flow hedges are scheduled for realization and, therefore, reclassification to expense according to the following periods:

	2023	2024	2025	2026	2027	2027 onwards	Total
Interest rate	(18,952)	(34,691)	(36,490)	(36,317)	(35,661)	(126,992)	(289,103)
Revenue hedge	(173,669)	(67,671)	-	-	-	-	(241,440)
Total	(192,621)	(102,362)	(36,490)	(36,317)	(35,661)	(126,992)	(530,543)

31.3.	Market risks

31.3.1. Fuel

The aircraft fuel prices fluctuate due to the volatility of the price of crude oil by product price fluctuations. The Company uses different instruments to hedge its exposure to the fuel price.

40

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

The table below shows the sensitivity analysis of the derivative financial instruments contracted on this date considering the fluctuation of prices of air fuel priced in U.S. dollars, based on the barrel price on March 31, 2023 at US$75.80:

	Fuel
	Barrel price (in USD)	Impact (in thousand of Reais)
Decline in prices/barrel (-25%)	56.85	(8,828)
Decline in prices/barrel (-10%)	68.22	(5,049)
Increase in prices/barrel (+10%)	83.38	7,319
Increase in prices/barrel (+25%)	94.75	21,988

31.3.2. Interest rate

The Company is mainly exposed to lease transactions indexed to changes in the Libor rate until the aircraft is received. To mitigate such risks, the Company can use derivative financial instruments.

On March 31, 2023, the Company held financial investments and loans and financing with different types of fees. Its sensitivity analysis of non-derivative financial instruments examined the impact on annual interest rates only for positions with material amounts on March 31, 2023 that were exposed to fluctuations in interest rates, as the scenarios below show.

The amounts show the impacts on Income (Expenses) according to the scenarios adopted below:

	Financial investments net of financial debt (a)
Risk	CDI rate increase	Libor rate increase
Reference rates	13.65%	4.81%
Exposure amount (probable scenario) (b)	(819,647)	(565,239)
Remote favorable scenario (-25%)	29,009	6,792
Possible favorable scenario (-10%)	11,604	2,717
Possible adverse scenario (+10%)	(11,604)	(2,717)
Remote adverse scenario (+25%)	(29,009)	(6,792)
(a)	Refers to the sum of the amounts invested and raised in the financial market and indexed to the CDI and Libor rates.
(b)	Book balances recorded as of March 31, 2023.

31.3.3. Exchange rate

Foreign currency risk derives from the possibility of unfavorable fluctuation of foreign currency to which the Company’s liabilities or cash flows are exposed. The Company is mainly exposed to the exchange rate change of the U.S. dollar.

41

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

 The Company’s foreign currency exposure is summarized below:

	March 31, 2023	December 31, 2022
Assets
Cash, cash equivalents and financial investments	535,049	274,186
Trade receivables	279,620	215,113
Deposits	1,983,622	2,068,593
Derivative assets	10,465	29,256
Total Assets	2,808,756	2,587,148

Liabilities
Loans and financing	(11,293,931)	(10,797,091)
Leases	(10,241,257)	(10,940,049)
Suppliers	(459,496)	(461,134)
Provisions	(2,631,892)	(2,601,195)
Total Liabilities	(24,626,576)	(24,799,469)

Exchange rate exposure liabilities	(21,817,820)	(22,212,321)

Commitments not recorded in the statements of financial position
Future obligations resulting from firm aircraft orders	(19,896,814)	(20,574,804)
Total	(19,896,814)	(20,574,804)

Total exchange rate exposure R$	(41,714,634)	(42,787,125)
Total exchange rate exposure - US$	(8,210,896)	(8,200,380)
Exchange rate (R$/US$)	5.0804	5.2177

As of March 31, 2023, the Company adopted the closing exchange rate of R$5.0804/US$1.00 as a likely scenario. The table below shows the sensitivity analysis and the effect on income (expenses) of exchange rate fluctuations in the exposure amount of the period as of March 31, 2023:

	Exchange rate	Effect on income (expenses)
Net liabilities exposed to the risk of appreciation of the U.S. dollar	5.0804	21,817,820
Dollar depreciation (-25%)	3.8103	5,454,455
Dollar depreciation (-10%)	4.5724	2,181,782
Dollar appreciation (+10%)	5.5884	(2,181,782)
Dollar appreciation (+25%)	6.3505	(5,454,455)

31.3.4. Capped call

The Company, through Gol Equity Finance, in the context of the pricing of the ESN issued on March 26, April 17 and July 17, 2019, contracted private derivative transactions (Capped call) with part of the note subscribers with the purpose of minimizing the potential dilution of the Company’s preferred shares and ADSs.

31.4.	Credit risk

Credit risk is inherent in the Company’s operating and financing activities, mainly in cash and cash equivalents, financial investments and trade receivables. Financial assets classified as cash, cash equivalents, and financial investments are deposited with counterparties rated investment grade or higher by S&P or Moody's (between AAA and AA-), pursuant to risk management policies.

42

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

Credit limits are set for all customers based on internal credit rating criteria and carrying amounts represent the maximum credit risk exposure. Customer creditworthiness is assessed based on an internal system of extensive credit rating. Outstanding trade receivables are frequently monitored by the Company.

Derivative financial instruments are contracted in the over-the-counter market (OTC) with counterparties rated investment grade or higher, or in a commodities and futures exchange (B3 or NYMEX), thus substantially mitigating credit risk. The Company's obligation is to evaluate counterparty risk involved in financial instruments and periodically diversify its exposure.

31.5.	Liquidity risk

The Company is exposed to liquidity risk in two distinct ways: (i) market prices, which vary in accordance with the types of assets and markets where they are traded, and (ii) cash flow liquidity risk related to difficulties in meeting the contracted operating obligations at the maturity dates. In order to manage liquidity risk, the Company invests its funds in liquid assets (government bonds, CDBs and investment funds with daily liquidity) and its Cash Management Policy requires the weighted average maturity of its debt to be longer than the weighted average term of its investment portfolio term.

The schedules of financial liabilities held by the Company's financial liabilities on March 31, 2023 and December 31, 2022 are as follows:

	Less than 6 months	6 to 12 months	1 to 5 years	More than 5 years	Total
Loans and financing	866,934	415,000	10,408,581	704,214	12,394,729
Leases	1,172,542	688,092	4,371,436	4,271,510	10,503,580
Suppliers	2,236,957	-	96,917	-	2,333,874
Suppliers – factoring	30,112	-	-	-	30,112
Derivative liabilities	278	47	-	-	325
Other liabilities	283,077	102,564	284,791	-	670,432
On March 31, 2023	4,589,900	1,205,703	15,161,725	4,975,724	25,933,052

Loans and financing	723,756	402,873	10,055,253	803,009	11,984,891
Leases	1,210,715	737,543	4,886,666	4,372,035	11,206,959
Suppliers	2,274,503	-	45,451	-	2,319,954
Suppliers – factoring	29,941	-	-	-	29,941
Derivative liabilities	260	259	17	-	536
Other liabilities	225,752	154,096	312,323	-	692,171
On December 31, 2022	4,464,927	1,294,771	15,299,710	5,175,044	26,234,452

31.6.	Capital management

The Company seeks alternatives to capital in order to meet its operational needs, aiming a capital structure that considers suitable parameters for the financial costs, the maturities of funding and its guarantees. The Company monitors its financial leverage ratio, which corresponds to net indebtedness, including short and long-term loans and financing and leases. The following table shows the financial leverage:

43

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)
	March 31, 2023	December 31, 2022
Total loans and financing	12,394,729	11,984,891
Total leases	10,503,580	11,206,959
(-) Cash and cash equivalents	(286,455)	(169,035)
(-) Financial investments	(519,225)	(423,418)
Net indebtedness	22,092,629	22,599,397

32.	Non-cash transactions

	March 31, 2023	March 31, 2022
Write-off of lease agreements (Property, plant and equipment / Leases payable)	4,879	242
Amortization of debt whit deposits (Deposits / Leases payable)	20,160	-
Sale-leaseback (Property, plant and equipment / Leases payable)	-	1,422,580
Right of use of flight equipment (Property, plant and equipment / Leases payable)	30,481	172,376
Lease agreement renegotiation (Property, plant and equipment / Leases payable)	-	3,847
Provision for aircraft return (Property, plant and equipment / Provisions)	3,929	18,427
Unrealized income (expenses) of derivatives (Derivative assets / Equity valuation adjustments)	82,812	314,169
Amortization of leases with issuance of Notes (Loans and financing / Leases)	35,499	-
Amortization of debt with issuance of Notes (Loans and financing)	5,192,880	-
Issuance of Notes for Payment of Obligations with Suppliers (Suppliers / Loans and Financing)	21,870	-
Fair Value Result in Transaction with Parent (Loans and financing / Capital reserve)	380,351	-
Treasury shares transferred (Treasury shares / Capital reserves)	4,275	966

44

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)
33.	Liabilities from financing activities

The changes in the liabilities of the Company’s financing activities are shown below for the three-month periods ended March 31, 2023:

				Non-cash transactions				Adjustments to profit
	Opening balance	Net cash used in financing activities	Net cash used in operating activities	Compensation with deposits and others	Variation in variable and short-term lease liabilities	Property, plant and equipment acquisition through new agreements	Fair issue value and transaction costs	Exchange rate changes, net and gain from repurchase	Provision for interest and cost amortization	Contractual amendment	Unrealized income (expenses) on derivatives	Closing balance
Loans and financing	11,984,891	634,997	(280,322)	35,499	-	-	249,352	(543,688)	328,531	-	(14,531)	12,394,729
Leases	11,206,959	(638,969)	(29,396)	(51,297)	1,282	25,602	-	(250,436)	353,402	(113,567)	-	10,503,580

45

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)
34.	Subsequent Events

34.1.	Senior Secured Amortizing Notes

In April 2023, the Company completed an additional issue of US$26 million in Senior Secured Amortzing Notes, guaranteed by GLAI and GOL Linhas Aéreas S.A. (“Additional Notes”). Of this volume, US$7 million were already registered in the period ended March 31, 2023, considering the conclusion of the individual negotiation with the lessor, see accompanying note 16.1.3.

The Additional Notes were issued in exchange for full compliance, at 100% of face value, with certain aircraft lease payment obligations that are under deferral agreements, among other obligations that participating aircraft lessors have chosen to exchange for the Additional Notes.

44

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2023

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer